UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated November 29, 2012.

Exhibit 99.1

Golar LNG – New Long-term LNG Carrier Contract

Golar LNG Limited (“Golar” or the “Company”) is pleased to announce today that it has entered into a five year time charter with an integrated energy major for one of its modern LNG carriers, the Golar Maria. The vessel was delivered to the Charterer with effect from November 28 and will remain on charter through the end of 2017.  The time charter will generate approximately $24 million of annualized EBITDA.

As this is a charter of five years in length the vessel will be offered to Golar LNG Partners L.P. (“Golar Partners”) to acquire. This will provide Golar Partners the potential opportunity for another accretive acquisition and the possibility of further increasing its distributions, which is of significant benefit to Golar given its 54% ownership position in Golar Partners and its incentive distribution rights.

The rate achieved for this five year term (which encompasses the period when all committed vessel orders will be delivered fleet-wide) lends support to favourable rates for Golar’s tri-fuel diesel electric newbuilds as the inherent operating efficiencies get built in as premium to existing modern steam vessel (such as Golar Maria) charter rates. This saving could be anywhere between $20-40,000 per day depending on fuel costs.

Hamilton, Bermuda
November 29, 2012

Investor enquiries:
Golar Management Limited - + 44 207 063 7900
Brian Tienzo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 29, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer